UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Chanticleer Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

15930P404
(CUSIP Number)

Larry Spitcaufsky
P.O. Box 891
Rancho Santa Fe, California 92067
858-759-4443
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15930P404

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Larry Spitcaufsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
117,054[1]

	8	SHARED VOTING POWER
35,238[2]

	9	SOLE DISPOSITIVE POWER
117,054[1]

	10	SHARED DISPOSITIVE POWER
35,238[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
152,292

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.04% (based on 2,474,302 shares of Common Stock issued and outstanding as of May 11, 2017 as reported in Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2017 and adjusted for the Issuer’s 1 for 10 reverse stock split on May 19, 2017, and determined in accordance with Rule 13d-3 of the Exchange Act).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 117,054 shares of common stock, $0.0001 par value (“Common Stock”) of Chanticleer Holdings, Inc., a Delaware corporation (the “Issuer”), that represent sole voting power and sole dispositive power include the following: (1) 70,000 shares of Common Stock and warrants to purchase 34,020 shares of Common Stock held by Larry S. Spitcaufsky, Trustee of the Larry Spitcaufsky Family Trust UTD 1-19-88, of which Larry Spitcaufsky is the trustee and a beneficiary; (2) 10,000 shares of Common Stock and warrants to purchase 2,834 shares of Common Stock held by the Beverly Sue Spitcaufsky Trust, of which Larry Spitcaufsky is the trustee and his sister, Beverly Spitcaufsky, is the beneficiary; and (3) 200 shares of Common Stock held by Larry Spitcaufsky in an individual IRA account.

2 35,238 shares of Common Stock that represent shared voting power and shared dispositive power include the following: (1) 11,738 shares of Common Stock and warrants to purchase 2,834 shares of Common Stock held by the Larry S. Spitcaufsky Trust, of which Larry is the beneficiary and a co-trustee with his sister Nancy Spitcaufsky Eisner; (2) 10,000 shares of Common Stock and warrants to purchase 1,416 shares of Common Stock held by the Larry and Tiki Spitcaufsky Marital Trust, of which Larry Spitcaufsky is a beneficiary and a co-trustee with his wife Terese Kathlene Klos Spitcaufsky; (3) 5,000 shares of Common Stock and warrants to purchase 1,416 shares of Common Stock held by the Blake Alexander Spitcaufsky Irrevocable Trust dated June 23, 1993, of which Larry Spitcaufsky’s son, Cory Spitcaufsky, is the trustee, Larry Spitcaufsky’s son, Blake Alexander Spitcaufsky, is the beneficiary and in which Larry Spitcaufsky participates in the decision making of investments of the trust; and (4) warrants to purchase 2,834 shares of Common Stock held by the Cory Spitcaufsky Irrevocable Trust dated June 23, 1993, of which Larry Spitcaufsky’s son, Cory Spitcaufsky, is the trustee and beneficiary and in which Larry Spitcaufsky participates in the decision making of investments of the trust.

SCHEDULE 13D

Item 1.  Security and Issuer.

This statement relates to the common stock, $0.0001 par value per share (the “Shares”) of Chanticleer Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are at 7621 Little Avenue, Suite 414, Charlotte, NC 28226.

Item 2.  Identity and Background.

(a)          This statement is being filed by Larry Spitcaufsky (the “Reporting Person” or “Mr. Spitcaufsky”).

(b)          The principal business address for Mr. Spitcaufsky is P.O. Box 891, Rancho Santa Fe, CA 92067.

(c)          Mr. Spitcaufsky’s present principal occupation or employment is (i) as the President of Family Funds II, Inc., a management company that manages and directs the Larry S. Spitcaufsky, Trustee of the Larry Spitcaufsky Family Trust UTD 1-19-88 (the “Family Trust”), the Beverly Sue Spitcaufsky Trust, the Larry S. Spitcaufsky Trust, the Larry and Tiki Spitcaufsky Marital Trust, the Blake Alexander Spitcaufsky Irrevocable Trust dated June 23, 1993 and the Cory Spitcaufsky Irrevocable Trust dated June 23, 1993 (collectively, the “Trusts”) among other personal and family investments, with a business address at P.O. Box 891, Rancho Santa Fe, CA 92067, (ii) as a manager of Healthcare Delivered, LLC, a provider of mobile dentistry services to long term care facilities with a business address at 16119 State Road, 71 South, Blountstown, Florida 32424, (iii) as a managing member of California Hooters Investment Partners, LLC, California Hooters Opportunity Partners, LLC, Wings Over LA, LLC, Bonita Plaza Wings, LLC and LA Wings, LLC, each a holding company for franchised restaurants and each with its business address at 508 West Mission Avenue, Suite 101, Escondido, California 92025 and (iv) as the managing member of HOOTWINC, LLC, a holding company for the administrative activities of the franchised restaurant holding companies with a business address at 508 West Mission Avenue, Suite 101, Escondido, California.

(d)          During the last five years, Mr. Spitcaufsky has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, Mr. Spitcaufsky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Mr. Spitcaufsky is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Prior to June 22, 2017, Mr. Spitcaufsky beneficially owned an aggregate of 116,121 Shares.

On June 22, 2017, the Family Trust purchased 10,000 Shares on the open market for $2.88 per Share with the Family Trust’s funds.

On June 23, 2017, the Family Trust purchased 6,184 Shares on the open market for $3.07 per Share with the Family Trust’s funds.

On June 23, 2017, the Larry Spitcaufsky Trust purchased 499 Shares on the open market for $3.11 per Share with the Larry Spitcaufsky Trust’s funds.

On June 23, 2017, the Beverly Sue Spitcaufsky Trust purchased 1,019 Shares on the open market for $3.00 per Share with the Beverly Sue Spitcaufsky Trust’s funds.

On June 23, 2017, the Blake Alexander Spitcaufsky Irrevocable Trust dated June 23, 1993 purchased 3,000 Shares on the open market for $3.10 per Share with the Blake Alexander Spitcaufsky Irrevocable Trust’s funds.

On June 26, 2017, the Family Trust purchased 5,000 Shares on the open market for $3.20 per Share with the Family Trust’s funds.

On June 26, 2017, the Larry Spitcaufsky Trust purchased 994 Shares on the open market for $3.19 per Share with the Larry Spitcaufsky Trust’s funds.

On June 26, 2017, the Beverly Sue Spitcaufsky Trust purchased 3,476 Shares on the open market for $3.25 per Share with the Beverly Sue Spitcaufsky Trust’s funds.

On June 26, 2017, the Larry and Tiki Spitcaufsky Marital Trust purchased 5,999 Shares on the open market for $3.24 per Share with the Larry and Tiki Spitcaufsky Marital Trust’s funds.

Item 4.  Purpose of Transaction.

The Reporting Person acquired, including the June 22, June 23 and June 26, 2017 purchases, and presently holds, the Shares for investment purposes.

On May 4, 2017, the Family Trust entered into a Securities Purchase Agreement with the Issuer wherein, among other things, the Family Trust acquired a ten-year warrant to purchase up to 4,000,000 Shares (equivalent to 400,000 Shares adjusted for the Issuer’s 1 for 10 reverse stock split on May 19, 2017 (the “Reverse Stock Split”)) at a price of $0.35 per Share (equivalent to $3.50 per Share adjusted for the Reverse Stock Split). The initial exercise date for the warrant is November 4, 2017. This warrant contains a contractual provision prohibiting the Family Trust from exercising the warrant if such exercise would result in the Reporting Person owning more than 4.99% of the Issuer’s outstanding Shares. The warrant permits the Family Trust to increase, upon notice to the Issuer, the 4.99% limitation to as high as 9.99%. Such an increase would not be effective until the 61st day after the notice is delivered to the Issuer.

The Reporting Person from time to time intends to review his investments in the Issuer  and depending upon then-prevailing market conditions, other investment opportunities available to the Reporting Person, the availability of Shares at prices that would make the purchase of additional Shares desirable and other investment considerations, the Reporting Person may endeavor to increase his position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

Other than as indicated above, the Reporting Person currently has no plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, the Reporting Person may take such actions in the future as he may deem appropriate in light of the circumstances existing, from time to time, which may include taking one or more of the actions specified in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)          As of the date hereof, Mr. Spitcaufsky may be deemed to be the beneficial owner of 152,291 Shares of the Issuer, consisting of 6.04% of the outstanding Shares (based on 2,474,302 Shares issued and outstanding as of May 11, 2017 as reported in Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2017 and adjusted for the Reverse Stock Split, and determined in accordance with Rule 13d-3 of the Exchange Act).

(b)          Mr. Spitcaufsky has the sole power to vote or direct the vote of 117,054 Shares; has the shared power to vote or direct the vote of 35,238 Shares; has the sole power to dispose or direct the disposition of 117,054 Shares; and has the shared power to dispose or direct the disposition of 35,238  Shares.

(c)          The following transactions in the Shares were effected within the past 60 days (excluding the June 22, June 23 and June 26, 2017 transactions described above):

On May 15, 2017, the Family Trust sold 20,000 Shares (equivalent to 2,000 Shares adjusted for the Reverse Stock Split) on the open market at $0.41 per Share (equivalent to $4.10 per Share adjusted for the Reverse Stock Split).

On May 15, 2017, the Beverly Sue Spitcaufsky Trust sold 7,121 Shares (equivalent to 712 Shares adjusted for the Reverse Stock Split) on the open market at $0.40 per Share (equivalent to $4.00 per Share adjusted for the Reverse Stock Split).

On May 17, 2017, the Larry S. Spitcaufsky Trust purchased 15,000 Shares (equivalent to 1,500 Shares adjusted for the Reverse Stock Split) on the open market at $0.34 per Share (equivalent to $3.40 per Share adjusted for the Reverse Stock Split).

On May 18, 2017, the Larry S. Spitcaufsky Trust purchased 15,000 Shares (equivalent to 1,500 Shares adjusted for the Reverse Stock Split) on the open market at $0.34 per Share (equivalent to $3.40 per Share adjusted for the Reverse Stock Split).

On May 24, 2017, the Larry S. Spitcaufsky Trust purchased 245 Shares on the open market at $2.80 per Share.

On June 20, 2017, the Family Trust purchased 220 Shares on the open market at $2.60 per Share.

On June 21, 2017, the Family Trust purchased 16,596 Shares on the open market at $2.66 per Share.

(d)          In addition to the Reporting Person, beneficiaries of each Trust may have the right to receive dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D. However, no person other than the Reporting Person disclosed here has such an interest that relates to more than five percent of the Shares.

(e)          Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of the Trusts hold rights pursuant to five-year warrants, issued January 31, 2014, to purchase Shares of the Issuer. All five-year warrants are immediately exercisable, but a contractual provision prohibits the reporting person from exercising such warrants if such exercise would result in the Reporting Person owning more than 19.9% of the Issuer’s outstanding Shares. The amounts exercisable under these warrants for each Trust are as follows (all amounts and prices adjusted for the Reverse Stock Split):

The Family Trust holds the right under the five-year warrants to purchase 17,010 Shares of the Issuer at $55.00 per Share and to purchase 17,010 Shares of the Issuer at $70.00 per share.

The Beverly Sue Spitcaufsky Trust holds the right under the five-year warrants to purchase 1,417 Shares of the Issuer at $55.00 per Share and to purchase 1,417 Shares of the Issuer at $70.00 per share.

The Larry S. Spitcaufsky Trust holds the right under the five-year warrants to purchase 1,417 Shares of the Issuer at $55.00 per Share and to purchase 1,417 Shares of the Issuer at $70.00 per share.

The Larry and Tiki Spitcaufsky Marital Trust holds the right under the five-year warrants to purchase 708 Shares of the Issuer at $55.00 per Share and to purchase 708 Shares of the Issuer at $70.00 per share.

The Blake Alexander Spitcaufsky Irrevocable Trust dated June 23, 1993 holds the right under the five-year warrants to purchase 708 Shares of the Issuer at $55.00 per Share and to purchase 708 Shares of the Issuer at $70.00 per share.

The Cory Spitcaufsky Irrevocable Trust dated June 23, 1993 holds the right under the five-year warrants to purchase 1,417 Shares of the Issuer at $55.00 per Share and to purchase 1,417 Shares of the Issuer at $70.00 per share.

The description of the ten-year warrant to purchase up to 400,000 Shares acquired by the Family Trust on May 4, 2017 in Item 4 above is incorporated in this Item 6.

Except as disclosed above, the Reporting Person is not subject to any contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer, other than standard default or similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1   Common Stock Warrant, dated as of January 31, 2014, issued by the Issuer to the Family Trust.

Exhibit 99.2   Common Stock Warrant dated as of January 31, 2014, issued by the Issuer to the Family Trust.

Exhibit 99.3   Common Stock Warrant, dated as of January 31, 2014, issued by the Issuer to the Family Trust.

Exhibit 99.4   Common Stock Warrant dated as of January 31, 2014, issued by the Issuer to the Family Trust.

Exhibit 99.5   Common Stock Warrant, dated as of January 31, 2014, issued by the Issuer to the Beverly Sue Spitcaufsky Trust.

Exhibit 99.6   Common Stock Warrant, dated as of January 31, 2014, issued by the Issuer to the Beverly Sue Spitcaufsky Trust.

Exhibit 99.7   Common Stock Warrant, dated as of January 31, 2014, issued by the Issuer to the Larry S. Spitcaufsky Trust.

Exhibit 99.8   Common Stock Warrant, dated as of January 31, 2014, issued by the Issuer to the Larry S. Spitcaufsky Trust.

Exhibit 99.9     Common Stock Warrant, dated as of January 31, 2014, issued by the Issuer to the Larry and Tiki Spitcaufsky Marital Trust.

Exhibit 99.10   Common Stock Warrant, dated as of January 31, 2014, issued by the Issuer to the Larry and Tiki Spitcaufsky Marital Trust.

Exhibit 99.11   Common Stock Warrant, dated as of January 31, 2014, issued by the Issuer to the Blake Alexander Spitcaufsky Irrevocable Trust dated June 23, 1993.

Exhibit 99.12   Common Stock Warrant, dated as of January 31, 2014, issued by the Issuer to the Blake Alexander Spitcaufsky Irrevocable Trust dated June 23, 1993.

Exhibit 99.13   Common Stock Warrant, dated as of January 31, 2014, issued by the Issuer to the Cory Spitcaufsky Irrevocable Trust dated June 23, 1993.

Exhibit 99.14   Common Stock Warrant, dated as of January 31, 2014, issued by the Issuer to the Cory Spitcaufsky Irrevocable Trust dated June 23, 1993.

Exhibit 99.15   Securities Purchase Agreement, dated May 4, 2017, by and among the Issuer, the Family Trust and other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2017).

Exhibit 99.16          Form of Common Stock Purchase Warrant, dated as of May 4, 2017, issued by the Issuer to the Family Trust (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 30, 2017

Larry Spitcaufsky

/s/ Larry Spitcaufsky
Larry Spitcaufsky